Exhibit 99.4

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2009 of Dundee Corporation (the “Company”) of our report dated April 1, 2010 on the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 40-F.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 1, 2010